EXHIBIT 20a
                                                           -----------


                                            FOR IMMEDIATE RELEASE






                                   Contact:  Roger W. W. Baker
                                             (203) 698-5148

                                             Daniel A. Conforti
                                             (203) 698-5132



              SALE OF THE AMERICAN TOBACCO COMPANY
           CLEARED BY SETTLEMENT BETWEEN FTC AND B.A.T



Old Greenwich, CT, December 22 -- American Brands, Inc. announced that the Federal Trade Commission has approved a settlement with B.A.T Industries p.l.c. that removes the FTC's opposition to the sale of American Brands' subsidiary, The American Tobacco Company, to B.A.T. The Federal Trade Commission had sought to enjoin the transaction on antitrust grounds. American Brands and B.A.T expect to close the sale of American Tobacco today.
     Simultaneously, the Silk Cut trademark rights outside Europe of American Brands' U.K.-based subsidiary, Gallaher Limited, will be transferred to B.A.T in exchange for a long-term manufacturing arrangement.
     The sale proceeds would amount to $1 billion, which would be largely tax free. On November 30, American Brands announced that it had executed a definitive agreement for the sale of its Franklin Life Insurance business to American General Corporation for which American Brands will receive $1.17 billion in cash, which would be tax free. Thus, the combined proceeds, if both transactions are completed, would total $2.17 billion.
     The Company also announced that, subject to the closing of the American Tobacco transaction, the Board has authorized the purchase of up to 10 million shares of American Brands Common stock in the open market and in privately negotiated transactions. This new authority is in addition to the 10 million share purchase authority announced three weeks ago subject to the closing of the pending sale of Franklin. The combined 20 million share purchase authority would amount to about 10% of the currently outstanding Common shares. Such purchases may be effected from time to time, subject to market conditions.
     The Company further noted: "We are very pleased by the settlement, and we expect to complete the transaction today.
     "We anticipate that, depending on market conditions, the proceeds will provide funds to purchase shares and, initially, to reduce debt. As we have noted, as opportunities arise, we intend to further enhance the competitiveness and growth prospects of American Brands through strategic acquisitions, focusing on hardware and home improvement products, office products, golf and leisure products, and distilled spirits.
     "Overall, we have been aggressively restructuring American Brands to strengthen our presence as a consumer powerhouse with leading market positions. Our strategy remains sharply focused on increasing shareholder value and enhancing our long-term growth prospects."

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12/22/94